Exhibit II

to

Schedule 13G


Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated May 15, 2026 in connection with their beneficial ownership of GCM Grosvenor Inc. Each of  Columbia Acorn Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.


Ameriprise Financial, Inc.

By:  /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services


Columbia Management Investment Advisers, LLC

 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services


Columbia Acorn Fund

 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President & Chief Financial Officer